W. Scott Lawler

Corporate/Securities Attorney

WSL@BoothUdall.com

November 14, 2016

Ms. Suzanne Hayes – Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: YiLoLife Inc. (the “Company”)

Amendment No. 2 to Offering Statement on Form 1-A

Filed October 28, 2016

File No. 024-10579

Dear Ms. Hayes:

The Company is in receipt of your comment letter dated November 10, 2016, regarding the Company’s filing referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Results of Operations

Revenues, page 34

Comment 1:

1. Please revise the table of accrual based revenues for your subsidiaries to provide similar information related to the September 30, 2016 and comparative periods as well as an explanation for the increase/decrease, as applicable, in revenues for each subsidiary.

Response to Comment 1:

The Company has made the revisions requested by this comment.

1255 W. Rio Salado Pkwy., Ste. 215 Tempe, AZ 85281 P: 480.830.2700	Booth Udall Fuller, PLC www.BoothUdall.com	3000 South 31st Street, Ste. 100 Temple, TX 76502 P: 254.870.5606

Page 2 of 2

Critical Accounting Policies

Accounts Receivable, page 36

Comment 2:

2. Please update the table for the aggregate cash collections from NRC to your subsidiaries through September 30, 2016.

Response to Comment 2:

The Company has made the revisions requested by this comment.

Please be advised that the Company has elected not to engage a participant in this offering.

Sincerely,

/s/ W. SCOTT LAWLER

W. Scott Lawler, Esq.